

July 23, 2015

Via E-mail
Darwin Fogt
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, California 90230

> **Re:**   **eWellness Healthcare Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 15, 2015**
> **File No. 333-204465**

Dear Mr. Fogt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2015 letter.

General

1. We note that there is currently no public market for your common stock and that you are in the process of applying to have your common stock quoted on the OTC Bulletin Board. Please revise the cover page of your prospectus to provide that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices.

2. We note your response to comment 1 and we partially reissue the comment. Please further describe the nature of your relationship to the consultant who is a selling shareholder as well as the services rendered for which shares were received. In light of the facts, the transaction appears to be an indirect primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a

primary at-the-market offering under Rule 415(a)(4). Please revise or provide a detailed analysis as to why you do not believe this transaction is an indirect primary offering.

Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Rachael Schmierer, Esq.
        Hunter Taubman Fischer LLC